Exhibit (a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Arch Chemicals, Inc.
at
$47.20 Net Per Share
by
LG Acquisition Corp.
an indirect wholly owned subsidiary
of
Lonza Group Ltd.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON THURSDAY, AUGUST 11, 2011, UNLESS THE OFFER IS EXTENDED.

July 15, 2011

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been engaged by LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a purchase price of $47.20 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase dated July 15, 2011.

2.

The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (providing information relating to backup federal income tax withholding). Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.

A Notice of Guaranteed Delivery to be used to accept the Offer if (i) certificates for Shares and all other required documents cannot be delivered to BNY Mellon Shareowner Services (the “Depositary”) or (ii) the procedures for book-entry transfer cannot be completed, in either case, by Thursday, August 11, 2011 (or if the Offer is extended to a later date, such later date).

4.

A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND

WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 11, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 10, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”) among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than Shares that are owned by any of the Company’s subsidiaries, and any Shares owned by Parent, Purchaser or any of their respective subsidiaries, which shall be cancelled) will be converted into the right to receive $47.20, without interest thereon and less any applicable withholding taxes.

The board of directors of the Company has unanimously recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of approval of the Merger Agreement.

The Offer is subject to certain conditions described in Section 15 of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than MacKenzie Partners, Inc. (the “Information Agent”) and the Depositary as described in Section 17 of the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.